Filed by Integrated Device Technology, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No. 333-181571

Subject Company: PLX Technology, Inc.

Commission File No. 000-25699

JULY 30, 2012 / 8:30PM, IDTI - Q1 2013 Integrated Device Technology

Earnings Conference Call

CORPORATE PARTICIPANTS

Rick Crowley Integrated Device Technology, Inc. - CFO, VP

Ted Tewksbury Integrated Device Technology, Inc. - President & CEO

CONFERENCE CALL PARTICIPANTS

Sandy Harrison Wunderlich Securities - Analyst

Betsy Van Hees Wedbush Securities - Analyst

Blayne Curtis Barclays Capital - Analyst

JoAnne Feeney Longbow Research - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Good afternoon, and welcome to the Integrated Device Technology, Incorporated fiscal first quarter 2013 financial results conference call. At this time, all lines are in a listen-only mode. Later there will be an opportunity for your questions and instructions will be given at that time.

(Operator Instructions)

And as a reminder, this conference is being recorded. With that being said, here with opening remarks is Integrated Device Technology’s Chief Financial Officer, Rick Crowley. Please go ahead, sir.

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

Thank you, Cathy, and welcome to our fiscal first quarter 2013 earnings call. I’m Rick Crowley, IDT’s Chief Financial Officer. And presenting with me on the call today is Ted Tewksbury, our President and CEO. Our call today will include remarks about future expectations, plans, and prospects for IDT, which constitute forward-looking statements for the purposes of the Safe Harbor Provisions under applicable federal securities laws.

Forward-looking statements in this call will include statements regarding demand for company products, anticipated trends in company sales, expenses and profits, and IDT’s expectations for the proposed acquisition of PLX Technology and involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations.

Risks include, but are not limited to, fluctuations in product demand, manufacturing capacity and costs, inventory management, competition, pricing, patents and other intellectual property rights of third parties, timely development and introduction of new products, and manufacturing processes, successful integration of acquired businesses and technology, availability of capital, cash flow, the completion of the proposed acquisition of PLX Technology and other risk factors detailed in the Company’s SEC filings.

The Company urges investors to review in detail the risks and uncertainties in the Company’s SEC filings, including, but not limited to, the annual report on Form 10-K for the fiscal year ended April 1, 2012, and periodic report on Form 8-K filed with the SEC on July 30, 2012.

All forward-looking statements are made as of this date and IDT disclaims any duty to update such statements. In addition, pursuant to Regulation G, any non-GAAP financial measures referenced during today’s conference call can be found in our press release posted on our website at www.IDT.com, including a complete reconciliation to the most directly comparable GAAP measures. All financial references will be non-GAAP on a continuing operations basis unless otherwise indicated.

Also, we have made selected financial information available in web cast slides, which can be found in the Investor Relations section of our website. Now, I’ll turn the call over to Ted, who will provide some first-quarter highlights. Then I’ll return to give you more specifics on the results for the quarter. After that, I’ll elaborate on our outlook for the September quarter. Ted?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Thanks, Rick, and thanks to all of you joining us today. To recap, we reported fiscal Q1 revenue of $130 million, non-GAAP gross margin of 59.2%, and non-GAAP EPS from continuing operations of $0.08; $0.02 better than the midpoint of our April projections. The 9% sequential revenue growth came in above the midpoint of our prior projections, driven primarily by growth in our communications and consumer end markets.

New product revenue increased to 14% of the total, up from 13% in the prior quarter, driven primarily by PCI Express and Serial Rapid IO switches. Gross margins were 2 percentage points better than expected, mainly due to improved product mix. As always, I’ll provide a brief overview of the trends we saw in each of our three end markets, including highlights on recent acquisitions, new products, and design activity, followed by our guidance for Q2.

In our communications end market, revenue increased more than 10% quarter-over-quarter, better than the 5% we predicted. Revenue from Serial Rapid IO switches increased from March levels, as carriers like Verizon and AT&T continued to roll out 4G LTE infrastructure. Communications timing and standard products grew following an inventory correction in the second half of calendar 2011. Revenue from communications products comprised about 48% of total sales, up from 47% in the prior quarter.

We recently announced two very important acquisitions in our Core Communications segment that put in place the final building block of the wireless infrastructure strategy we announced four years ago. High speed analog to digital and digital to analog conversion are the architectural lynch pins and the performance-determining functions on the base station radio card. They are also among the most challenging and hard to find technologies in the industry.

With the acquisition of NXP’s data converter assets and Alvand’s technologies, we are now able to provide our base station customers with a complete signal change solution, including radio frequency components, data conversion and compression, serial Rapid IO switches and bridges, timing, power management, and other standard products.

NXP gives us leading-edge data converters today, while Alvand provides critical IP and technologies needed for our next-generation products. NXP’s data converters are already designed into Tier 1 wireless infrastructure OEMs and will contribute revenue this year. The response from our customers to these two acquisitions has been extremely enthusiastic and has opened up unprecedented opportunities for IDT.

During the quarter, we also expanded our radio card solutions with the industry’s lowest power low distortion mixer for 4G bay stations. As you know, the mixer is the critical component that translates the high frequency signal from the antenna down to a lower frequency that can be digitized by the analog to digital converter. All of our new RF products continue to gain traction with customers, with well over 15 confirmed design wins and many more in the funnel.

The ramp in serial Rapid IO is also in full swing and we expect strong growth to continue for the rest of the fiscal year. This growth, combined with increasing content from RF and data converters should enable us to outgrow the broader wireless infrastructure market in this and the next several years. In our computing end market, we experienced unit sequential revenue growth in line with our projections of flat.

Growth in PCI Express revenue offset modest declines in memory Interface products, as customers consumed inventory accumulated during the initial ramp of Intel’s Romley platform. Overall, computing represented about 38% of revenue, down from 40% in the prior quarter.

While the environment for enterprise spending remains challenging, data center customers continued to invest in priority areas, such as virtualization, storage, and power management that improved their competitiveness and cost structure.

These applications are enabled by IDT’s comprehensive enterprise computing portfolio, consisting of timing, memory Interfaces, PCI Express switches and bridges, flash controllers, signal integrity, and power management. We continue to maintain our market share leadership in memory interfaces in timing and our recent Gen 3 PCI Express switch design wins are ramping.

We’re also experiencing robust design traction with our new enterprise flash controllers. Our first-generation controller, co-developed with Micron for their P 320 solid state drive, is inside EMC’s VFCache and Project Thunder and Dell twelfth-generation power edge servers, as well as other growing applications. Our second-generation controller, based on the MBM express standard is being well received by leading SSD developers and top tier storage and server OEMs. We expect these flash memory controllers to begin contributing revenue in the second half of fiscal 2013.

In conjunction with our enterprise computing business, let me say a few words on the status of our proposal to acquire PLX Technologies. We have received a second request from the Federal Trade Commission, which has delayed closure of the transaction. We continue to actively work to address the second request and we expect to receive a response from the FTC during the December quarter.

Turning now to our consumer end market, revenue increased over 20% sequentially off of a seasonally weak March quarter. Consumer strength was driven by timing products, magnified by returning demand from Japanese OEM following a period of inventory digestion.

Wireless power is one of our most promising new growth drivers for consumer. IDT’s wireless power chipset leads the industry in features, integration, and performance. It recently won Semiconductor of the Year from Semiconductor Industry News for its innovative design. Last quarter, our single-chip transmitter received key certification from the wireless power consortium, or the WPC.

While the ecosystem is still evolving, virtually all major consumer OEM have announced plans to adopt wireless power in the near future and the interest level in IDT’s solution has been overwhelming. We are already sampling numerous customers and have received our first pre-production orders. Overall, consumer sales represented 14% of total revenue, up from 13% in the prior quarter.

Finally, I would like to emphasize that our industry-leading timing business, which straddles all three of our end markets, grew by more than 20% sequentially, driven primarily by communications and consumer applications. We also added another new product to our crystal-free timing portfolio, the world’s first family of pMEMS oscillators with less than one pico-second of jitter for communications and other high-performance applications.

Our crystal free products are now available through our Fox Electronics subsidiary, alongside their traditional sports crystals and factory-configurable express oscillators. Fox is off to a great start with revenue in line with our expectations.

With that, let me turn to our September outlook. Overall, for our second quarter of fiscal 2013, we expect revenue to be up approximately 2%, or about $133 million at the midpoint, plus or minus $3 million. Sales from the communications end market are expected to grow approximately 6%, consumer by 3%, and in computing we anticipate September quarter revenue to be down about 3%.

In summary, despite a weak demand environment, we experienced significant sequential revenue growth in fiscal Q1, driven by a continued recovery in our core products, aided by growth in our new product categories. Along with most of the industry, we face continuing demand head winds as we move through the September quarter, but we expect to grow revenue again as new product traction increases.

Robust new product design win activity proves that customers are embracing our system level solutions strategy and serves as a leading indicator of future revenue growth. Our recently announced transactions complete our acquisition program to deliver system level analog and digital solutions for communications infrastructure and enterprise computing. With the new IDT now built, we are laser-focused on growing revenue and optimizing our cost structure to meet our previously stated operating margin targets.

I am confident that these actions will enable us to deliver superior financial returns to our shareholders going forward. With that, I’ll turn it over to Rick to expand on our financial results and our guidance for the September quarter. Rick?

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

Thanks, Ted. As Ted mentioned earlier, during fiscal Q1, we were able to deliver revenue of $130 million, which was above the midpoint of the range we projected in April. We experienced growth in all three of our end markets, but most of the growth was driven by customers in the communications and consumer end markets.

Bookings decreased slightly on a sequential basis in the June quarter, but our book-to-bill ratio for the quarter remained above 1. Order rates in the month of June softened relative to the beginning of the quarter, as customers grew increasingly concerned about the pace of global economic growth. June channel inventories remained flat to March quarter levels.

Fiscal Q1 gross margin was 59.2%, up 2% from the prior quarter. The better than expected gross margin was the result of increased shipments of higher-margin products and a reduction in manufacturing variances. We are very pleased with the progress we have made improving gross margins by emphasizing higher-margin products, consolidating operations, and exiting our wafer fab. The result is gross margins that are 150 basis points better than one year ago on lower revenue levels.

Operating expense in Q1 was about $64 million, up from the fourth quarter. The increase was due to higher employee healthcare costs, increased annual incentive plan accruals, and additional operating expenses related to our acquisition of Fox Electronics. R&D spending during the fiscal first quarter was just under $40 million, while SG&A expenses were about $24.5 million.

Our operating margin was approximately 10% in the June quarter, up from 7% in March. The effective tax rate increased to 13% in the fiscal first quarter. The higher rate is a result of expired US tax law provisions such as the R&D tax credit. For Q1, we reported non-GAAP net income from continuing operations of $11 million, or $0.08 per diluted share, which was $0.02 better than the midpoint of our guidance.

Now, let me summarize our results on a GAAP basis. We reported GAAP net income from continuing operations of approximately $500,000 in the June quarter. The difference between our GAAP and non-GAAP results nets out to about $10 million, or $0.07 per diluted share.

Fiscal first-quarter 2013 GAAP results from continuing operations include $7.8 million in benefits from taxes and the net impact of our non-qualified deferred compensation plan. $12.5 million in acquisition and restructuring-related charges, $3.1 million in stock-based compensation, and $2.6 million in expenses related to stockholder activities. Further information, including a detailed reconciliation of GAAP to non-GAAP results is provided in the financial tables of today’s press release, and can also be found on our website at www.IDT.com.

Now I’ll turn to our balance sheet. Cash and investments totaled approximately $285 million at the end of the June quarter. We used $45 million in cash for the acquisitions of Fox and Alvand and spent $9 million on capital expenditures. We generated $11 million in cash from operations during the quarter and received $3 million in proceeds from employee stock transactions.

Net inventory was approximately $67 million in June, down about $5 million from the prior quarter. Days of inventory decreased to 115 days at the end of the June quarter. Our trade accounts receivable increased to about $64 million in June, while DSO was 45 days.

Let me expand a bit on our forecast for the September quarter. We entered Q2 with slightly higher backlog than last quarter and bookings through the first few weeks of the September quarter have been slightly less than the comparable period last quarter. Visibility remains low from a historical perspective and lead times continue to be short. In the current uncertain economic environment, customers remain very focused on controlling inventory levels, which appear to be low relative to historical standards.

Ted noted earlier that we currently project revenue for our fiscal second quarter of 2013 to be approximately $133 million, plus or minus $3 million. On a non-GAAP basis, we project gross margin to be 58.7%, plus or minus 50 basis points, depending primarily on the revenue range and product mix.

We currently project operating expenses in the September quarter will be in the range of $66 million plus or minus $1 million. The higher expense level is expected to be driven primarily by incremental R&D from the recently acquired NXP data converter business, significantly offset by cost reductions in other parts of the business. R&D is expected to be approximately $42 million, with SG&A spending of about $24 million.

While operating expenses are expected to increase in the near term, we have targeted specific actions to reduce expenses in other areas of our business that are less well aligned with our current strategy. Beginning in fiscal Q3, we expect these actions will neutralize the slightly dilutive impact our recent acquisitions are projected to have on fiscal Q2 earnings. We currently anticipate interest and other expense will be about $500,000 and expect our fiscal Q2 tax rate to be about 13%.

We project Q2 share count to be about 147 million shares on a diluted basis and project non-GAAP EPS from continuing operations to be between $0.06 and $0.08 per share. On a balance sheet, we expect cash flow from operations to increase to approximately $13 million during the September quarter, inventory is expected to decrease modestly, and days of inventory are expected to decline further to approximately 105 days.

Day sales outstanding are projected to remain steady in the September quarter and cash and short-term investment balances are expected to be approximately $270 million at the end of September. As Ted alluded to earlier, our acquisition strategy is complete and we believe we have the necessary products and technology to drive growth for the next several years. We are focused on executing our core and new product road maps, while optimizing our cost structure to meet our operating margin targets.

We’ve previously stated that we target reaching operating margins in the high teens by next year, which would represent significant improvement from the 10% margins we delivered this quarter. We will achieve these targets by growing revenue and reducing operating expenses. The combination of these actions should produce significant operating leverage and drive value for our shareholders. With that summary, I’ll turn the call over to the operator for the Q&A portion of the call.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) We’ll go first to Sandy Harrison with Wunderlich. Go ahead, please.

Sandy Harrison - Wunderlich Securities - Analyst

Great, thank you. So, just finishing up with your last comments there, Rick, it sounded like you guys have taken a real close look at the business as far as where you could take a little bit more expenses out. Is that something you can elaborate further on some products? Are you talking about carving some out, shutting some down, maybe give us a little bit more of how you plan to do this over the next couple of months?

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

At this time, we’re not going to elaborate on details of that. I think it’s sufficient to say that we’re going to scale our expenses in line with our revenue to achieve our targets.

Sandy Harrison - Wunderlich Securities - Analyst

Got you. And then, Ted, you were talking about wireless power. This has been an opportunity you highlighted a couple of times. You introduced, I think, at your analyst day and some other opportunities before. What is it that’s the differentiating factor here? I think this is a relatively new market, you said yourself. What is it you guys do better than others and what is it that’s going to differentiate this product? Is it price? Is it size? What are the keys here?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Well, it’s all of the above, Sandy. You know, relative to the most - to the nearest competitor in the marketplace today, we have a fully integrated solution, whereas the nearest competitor has anywhere from seven to nine chips, we take for the entire application a total component count of around 90 components down to about 30. All of that results in about an 80% reduction in the footprint on the board. And a significant bill of materials cost savings for the customer who is designing a board with that wireless transmitter in it. So that’s the value proposition on the transmitter side.

On the receiver side, we have a much higher power solution than anybody else out there. We have a 7.5-watt solution. And basically what that translates into is much shorter charging time. So, relative to the charger you’re using today, USB wall charger, we can speed that up by a factor of two, so half the time to charge up your mobile device. Our products also have a number of other features. We call the solution bilingual in that it supports not only the WPC Chi standard, but it’s also easily configurable to support any proprietary standard that a customer may want to utilize. It has authentication features and a number of other features that our competitors don’t have.

So relative to the competition, we’re way out ahead. We’ve got excellent traction with all of the ecosystem partners, customers, and so forth, battery manufacturers, mobile manufacturers, the manufacturers of charging pads, and so it looks, it looks like a very promising growth driver and we expect to see some revenue in the second half of the year. As with any emerging market, we’ve got a new product going into a market where the ecosystem is just emerging. Very difficult to predict with precision the exact timing and magnitude of the revenue ramp, but suffice it to say that when it happens, IDT has the first mover advantage.

Sandy Harrison - Wunderlich Securities - Analyst

Got you. Then last one for me is, Ted, you’ve been talking about the new product as a percentage of revenue. It ticked up this quarter to 14%. Is that product mix changing each quarter, or is it growing in magnitude of what it is that you have in the pipeline?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Just to put that in context, Sandy, in December, we had 10% revenue composition from new products. In March, that went up to 13%. In June, it went up to 14%. So it is growing. In the June quarter, we saw 35% year-over-year growth from previous June quarter. So we’re seeing very good growth in new products. If you look at where that growth is coming from, as we presented at analyst day, various products are at various stages of the lifecycle. So Rapid IO and PCI Express are way out in front and they are in the volume growth phase, generating revenue right now. We’ve got a number of other new products that are being designed in and starting to generate small amounts of revenue and that will contribute more towards the end of this fiscal year. And those are products like our first generation flash memory controllers, RF, data converters, and so forth. And then the third category are those products that are in the designing phase right now, not generating revenue yet, but have the possibility of generating revenue in the back half of the fiscal ‘13 and certainly in fiscal ‘14. And those would be products like wireless power, our power management ICs for consumer, the second generation NVM Express base flash memory controllers and the crystal free oscillators. It’s a mix, but right now it’s dominated primarily by Rapid IO growth, which is being driven by the LTE buildout. That’s the big growth driver right now.

Sandy Harrison - Wunderlich Securities - Analyst

Great. Thanks for taking my questions, guys.

Operator

And our next question comes from Betsy Van Hees with Wedbush. Please go ahead.

Betsy Van Hees - Wedbush Securities - Analyst

Good afternoon. Thank you so much for taking my questions. Ted, I was wondering if you could talk a little bit about the acquisition. I think, if my memory serves me correctly, you guys said it was going to close in June. And so I was wondering if you could give us a little bit more clarification as to what’s happening with the Federal Trade Commission, because you said you’ll heard back from them in the December quarter. I was wondering if you could help us out there a little bit.

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

The audio is coming through really poorly, Betsy. I only caught about half of that.

Betsy Van Hees - Wedbush Securities - Analyst

Is that better?

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

Do you want to try again?

Betsy Van Hees - Wedbush Securities - Analyst

Is that better?

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

That’s better, somewhat.

Betsy Van Hees - Wedbush Securities - Analyst

Okay. I’m sorry. It’s the connection. I was talking about the — what was happening with the PLX acquisition. Could we get a little more color around that with what’s happening with the FTC? You said you expect to hear back from them in the December quarter.

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

Right. So on PLX, as I mentioned, we received the second request. And we can’t comment here on the contents of that second request. All we can say is that we are actively responding to it and we expect to hear back from the FTC in the December quarter. And we remain very hopeful that this will be approved and that’s all we can say on this call.

Betsy Van Hees - Wedbush Securities - Analyst

So you are expecting to hear back from them, but you could still have more back and forth between the two, is that what you’re saying?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

We’re in constant dialogue right now with the FTC and we’ll continue to do so until they make their decision in the December quarter.

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

Betsy, this is Rick. Just to clarify, it’s going to take us a certain amount of time here in the September quarter just to respond to their request. And then they get a certain amount of time that — to digest what we provide before they come back with a response, which is the basis for us of saying we think we’ll hear back from them in — during the December quarter sometime. We don’t know exactly when that will be.

Betsy Van Hees - Wedbush Securities - Analyst

Thanks, guys. That was very helpful. And then I had a question on Fox Electronics. How much revenue contribution was that in the quarter? And what group are you putting that in?

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

That was $4 million in the June quarter, Betsy. And we are putting that under the communications end market group.

Betsy Van Hees - Wedbush Securities - Analyst

Okay, great. Thanks. That’s it for me.

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Thanks, Betsy.

Operator

Thank you. Then we’ll go next to Blayne Curtis with Barclays. Please go ahead.

Blayne Curtis - Barclays Capital - Analyst

Good afternoon, guys. Maybe you can talk about the uptick you saw in com — I guess now I’ve got to [process] that Fox was in there as well. I was curious if you saw a pickup, if this was just restocking or if you actually are seeing that end market pick up demand outside of the Rapid IO product.

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Yes, so, yes. Some of that $4 million of the revenue did come from Fox, but nevertheless, there was growth in communications. And that is coming from wireless infrastructure deployment, 4G LTE buildouts in the United States. So it’s Verizon, it’s AT&T, and you know who is supplying those service providers. It’s the equipment providers in

Europe. So they have been seeing an uptick in their LTE business and that’s been driving growth in our Rapid IO, as well as our timing products that go into that equipment.

Blayne Curtis - Barclays Capital - Analyst

Great, and then you mentioned your order patterns were a bit down in the beginning of, or in July. Is that across the board, because you are forecasting growth into your three segments. If you could just address within computing, what is really weak there?

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

Yes, this is Rick. No, it’s not across the board with respect to the order rates. Right now it’s tending to be in computing, and we’re seeing primarily the weakness in our outlook for guidance. Mostly the PC space. It was weak in June. We anticipate it will stay really muted and not see the type of uptick you normally see in September. That’s why we’re seeing most of the softness, frankly.

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

In terms of the server business, once you take out the quarterly customer-specific puts and takes, we’re seeing our business growing pretty steadily with the Romley ramp, at least in terms of unit growth. What we’re seeing really is the characteristic pattern that we see with any new platform launch from Intel or from any of our customers, for that matter, where initially the OEMs aggressively order ahead of the ramp and then there’s a slight period of pause where that product is digested and then it comes back into equilibrium with end market consumption. So we’re seeing some of that happening right now in the server and the memory interface business. That’s why we’re projecting a little bit of flatness this quarter, and a little bit down next quarter. But we expect that to come back strong in Q3 and Q4.

The other thing that we see in the server business, and we’ve seen this in the past in the PC business is that OEMs tend to build their boards and only at the last minute when they are ready to ship those boards do they pull the CPUs from Intel’s hub, because the CPU obviously is the most expensive component on the board. What that results in typically is Intel’s revenue lagging ours to some extent. So you look at our memory interface business and our server business, you saw very strong growth in our fiscal Q3 and Q4. In fact, we had 25% growth in our memory interface business since the September quarter. And so now we’re seeing a little bit of pause, and Intel’s seeing a little bit more strength, which is exactly what we expected to see. And then we expect that to come back and show strong growth in Q3 and Q4. Probably more detail than you wanted.

Blayne Curtis - Barclays Capital - Analyst

Yes, that was helpful. Actually, I have a follow-up on that. You said you’re seeing continuous unit growth. So is there pricing dynamic in here, or is this just an inventory correction and you do expect it to come back to those prior levels that you saw in the back half of last fiscal year?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

I was very careful with my wording. When I said — after you take out customer puts and takes, customer puts and takes includes some volume component and it also includes a pricing component. So you got to take account of those items in order to fully explain the variations we’re seeing. But take out those customer-specific puts and takes and we’re tracking, in terms of units, where we would expect to be, based on the Romley.

Blayne Curtis - Barclays Capital - Analyst

Okay, thanks.

Operator

We now have a question from Glen Yeung with Citi. Please go ahead.

Unidentified Participant — Analyst

Hi, this is Delos for Glen. I just wanted to get a reminder again on what drove consumer sales during the quarter and what’s going to drive them in the September quarter?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Well, it’s timing. All of the consumer growth came from timing. Gaming was a large component off of a pretty weak March quarter. And going forward, the growth that we see in the September quarter will also be predominantly timing. So it’s coming from timing solutions for gaming, set top boxes, cameras, there’s also some automotive component in there. There’s multifunction printers, but it’s all associated with our timing business.

Unidentified Participant — Analyst

And is this still a follow-on to the inventory correction that you saw earlier in the year, or what would you describe this momentum?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Well, we guided to up 3% in the September quarter on consumer. We were up 20% this quarter, and that was due to the inventory correction, so most of the inventory correction is behind us now.

Unidentified Participant — Analyst

Then I just have one more question about what drove the margins to be so much better than expected this quarter. Was that all communications, or is there any detail you can give us as to which products or segments really drove margins?

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

It was really mix within the end markets, because our revenue came in pretty close to what we expected by end market and by our business units. We just had lower variances and we had a better mix, even within our lines of business, to drive higher margins for the quarter. So nothing really stood out. It was just general better mix of sales, even within different divisions of IDT.

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

But, taking away the quarterly fluctuations and looking at the big picture, what we are seeing here is a drifting up of our gross margins as a result of the streamlining and the consolidation that we’ve done of our operations, also as a result of the superior mix moving towards higher gross margin, higher value-added analog-intensive products, and then also thirdly, as a result of closing down the fab. So all of those have contributed to the general upward trend in our gross margins.

Unidentified Participant — Analyst

Great, thank you.

Operator

We now have a question from JoAnne Feeney with Longbow Research. Go ahead, please.

JoAnne Feeney - Longbow Research - Analyst

Yes, thanks. Question on the Fox acquisition. So it contributed $4 million last quarter. I had thought it was going to be a full quarter’s worth this quarter, which would kick that up by another $2 million. Is that correct, or am I miscalculating?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

That’s correct.

JoAnne Feeney - Longbow Research - Analyst

Okay. So then most of your guidance then is just really up $1 million on your 130 base. And so it’s relatively flat quarter and it was common and communications being strong, it’s really the computing side that’s dragging down some of the other build, is that right?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

It’s flattish on an organic basis, that’s correct, Joanne.

Rick Crowley - Integrated Device Technology, Inc. - CFO, VP

Computing being down, you’re right.

JoAnne Feeney - Longbow Research - Analyst

Okay, and then if I could get more clarity on the computing side, do you guys have any different exposure, given your memory interface products to the traditional server OEMs versus the do-it-yourself mega data center players like Facebook or Google? I know you sell to the memory guys themselves, but do you have any sense of your exposure to the different components of that market?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

We’re working with both of those categories of customers, Joanne, so we have exposure to both. But traditionally, it’s been primarily the former. It’s been the server providers. With some of our new products, like SSDs, we’re participating in what you characterize as a do-it-yourselfer.

JoAnne Feeney - Longbow Research - Analyst

When it’s Facebook dost doing it itself, it’s okay, right?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

So that will become a more important component of our business going forward.

JoAnne Feeney - Longbow Research - Analyst

Is that something where you feel like they’ve opted for an alternative and you’ve got to go in and fight for your place there? Do you feel disproportionately underrepresented there, I guess is what I’m trying to figure out.

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Well, I think it’s a relatively small component of our business today. I think we will be very well represented there in the future. Those data center customers see a strong value proposition in some of the new products that we’re coming out with, particularly the Enterprise flash controller, the NVM Express-based flash memory controllers. That is perfectly optimized for the kinds of applications that those data center customers are doing, where they want to pull an off-the-shelf part and develop their own storage system.

JoAnne Feeney - Longbow Research - Analyst

Okay, and then can you give us an update on when you expect that the flash controller to start ramping, just an update on how that business is doing?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Well, it’s doing very well. And as we mentioned in the prepared remarks, we have two separate categories of product. The first generation flash memory controller is a proprietary solution that we co-developed with Micron, which is already designed into EMC’s VX, VFCache and Project Thunder. It’s also the 12th generation Dell PowerEdge solutions. Right now, it’s just a question of when those customers will start ramping their product, and you should keep an eye on those companies and that will answer your question. But we do expect to see revenue from that application, from both of those applications towards the back half of this fiscal year. The second product category is the NVM Express enterprise flash controller, which is also a PCI Express Interface, but it’s a standard-based product, so it can be used by anyone, including the storage appliance manufacturers, flash memory manufacturers, or — as well as the data center customers that you alluded to. We’re getting outstanding design-in traction with that device, which is sampling right now and we also expect to see revenue contributions from the NVM Express flash controllers in the next quarter or two.

JoAnne Feeney - Longbow Research - Analyst

Okay.

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

These are near-term opportunities.

JoAnne Feeney - Longbow Research - Analyst

Sounds positive. And then on the communication side, you talked about the US really driving growth last quarter. Can you comment on what you are seeing in Europe and in China?

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Well, China is pretty far behind when it comes LTE. I think next to North America, the next region that you’re going to start seeing develop is Japan, KDDI is already rolling out LTE, and then in South Korea, you’ve got SK Telecom running — rolling out LTE. Europe will probably come next, but with their current challenges, I think there could be some delays there. So the US will drive most of the deployments in the next year or two. Beyond that, you’re going to see Asia and China, as well as Europe. Right now, depends on who you listen to. If you listen to Verizon, they say they have got 75% of the US covered, but other reports are saying that the US is only 10% to 20% covered. So there’s still a lot of growth left in the US and the rest of the world has yet to begin.

JoAnne Feeney - Longbow Research - Analyst

Okay. Thanks for all the detail. Really appreciate the help.

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

Thanks, Joanne.

Operator

Thank you. And gentlemen, I’ll turn the call back to you for any closing remarks.

Ted Tewksbury - Integrated Device Technology Inc - President & CEO

All right. Well, thank you very much for joining us today. As always, we appreciate your interest in IDT and we look forward to meeting with you on our marketing trips this quarter and on our next earnings call. We’ll be attending the Canaccord, Oppenheimer and Citi conferences this quarter, and we look forward to seeing you at all of those events. Thank you, and good-bye.

Operator

Ladies and gentlemen, this conference will be available for replay after 3.30 PM today through midnight August 6. You may access the AT&T executive playback service at any time by dialing 1-800-475-6701 and entering the access code 253328. International callers, dial 320-365-3844, using the same access code, 253328. That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference. You may now disconnect.

D I S C L A I M E R

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2012, Thomson Reuters. All Rights Reserved.

Additional Information

This transcript is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer with respect to the acquisition of PLX Technology will only be made through the prospectus, which is part of the registration statement on Form S-4, which contains an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer, as well as the Tender Offer Statement on Schedule TO, (collectively, and as amended and supplemented from time to time, the “Exchange Offer Materials”), each initially filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT on May 22, 2012. The registration statement has not yet become effective. In addition, PLX Technology filed with the SEC on May 22, 2012 a solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) with respect to the exchange offer. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions because these documents contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents, as filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT or PLX Technology, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX Technology, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

Forward-Looking Statements

Certain statements above may contain forward-looking statements relating to IDT, including expectations for IDT’s proposed acquisition of PLX. All statements included in this transcript concerning activities, events or developments that IDT expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: uncertainties as to the timing of the exchange offer and the subsequent merger; uncertainties as to how many of PLX’s stockholders will tender their shares of common stock in the exchange offer; the risk that competing offers or acquisition proposals will be made; the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals); the risk that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the exchange offer or the merger may result in significant costs of defense, indemnification and liability; the risk that IDT’s or PLX’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the companies will not be integrated successfully; the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; and other economic, business and competitive factors affecting the businesses of IDT and PLX generally, including those set forth in the filings of IDT and PLX with the SEC from time to time, including their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date of this communication and IDT does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.